
September 26, 2013

<u>Via E-mail</u>
Paul Carmel
Chief Executive Officer
Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, QC J9X 4P6
Canada

    Re: **Richmont Mines Inc.**
                Form 20-F for the Fiscal Year Ended December 31, 2012
                Filed April 24, 2013
                File No. 001-14598

Dear Mr. Carmel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Craig Arakawa (for)

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining